February 13, 2015

Mr. Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

Washington, DC  20549

RE:   The American Independence Funds Trust
SEC File Numbers: 811-21757; 333-124214

         Responses to comments on the Preliminary Proxy (PRE14A) filing submission number 0001324443-15-000007.

Dear Mr. Grzeskiewicz:

This letter is in response to the comments you provided on February 12, 2015, to the PRE14A filing submitted on February 4, 2015 (accession no. 0001324443-15-000007), with respect to the American Independence Stock Fund, a series of the American Independence Funds Trust (the “Fund”). American Independence appreciates the opportunity to provide this response and additional information. Below, please find the response to your comments:

Comment: Please provide estimated costs in connection with the proxy statement.

Response: The following sentence has been added to the sections titled “Expenses related to Proposal 1” and “Costs” under “Shareholder Meeting Costs and Voting Procedures”, both found on page 8 of the Proxy Statement:

   These costs are anticipated to be approximately $15,000.

We also acknowledge that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. We understand that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Funds may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The definitive proxy filing to be filed reflects the comments above as applicable. Please contact the undersigned at (646) 747-3477 should you have any questions regarding this correspondence.

Sincerely,

/s/ Eric M. Rubin

Eric M. Rubin

President, American Independence Funds Trust

enclosure